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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 18)*


                         Dreyer's Grand Ice Cream, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  261878-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

(X) Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

CUSIP NO.  261878-10-2


 1         NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           T. GARY ROGERS, INDIVIDUALLY AND AS CO-TRUSTEE OF HIS FAMILY TRUSTS, THE ROGERS REVOCABLE TRUST DATED DECEMBER 31, 1981 AND THE FOUR ROGERS TRUST DATED DECEMBER 23, 1986

--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)   [ ]
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------

                                  5         SOLE VOTING POWER

                                            898,660(1)
                                  ----------------------------------------------
          NUMBER OF
            SHARES                6         SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                         2,791,072
             EACH                 ----------------------------------------------
          REPORTING
            PERSON
             WITH:                7         SOLE DISPOSITIVE POWER

                                            921,458(1)(2)
                                  ----------------------------------------------

                                  8         SHARED DISPOSITIVE POWER

                                            2,791,072
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,712,530
--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.50%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

(1) Includes 898,660 shares that Mr. Rogers has the right to acquire within sixty (60) days of December 31, 2001 pursuant to the Issuer's stock options plans.

(2) Includes 22,798 shares held in Mr. Rogers' account in the Issuer's 401(k) Savings Plan.

CUSIP NO.  261878-10-2


 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           KATHLEEN T. ROGERS, INDIVIDUALLY AND AS A CO-TRUSTEE OF HER FAMILY TRUSTS, THE ROGERS REVOCABLE TRUST DATED DECEMBER 31, 1981 AND THE FOUR ROGERS TRUST DATED DECEMBER 23, 1986

--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)   [ ]
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------

                                  5         SOLE VOTING POWER


                                  ----------------------------------------------
            NUMBER OF
             SHARES               6         SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                        2,791,072
              EACH                ----------------------------------------------
            REPORTING
             PERSON
              WITH:               7         SOLE DISPOSITIVE POWER


                                  ----------------------------------------------

                                  8         SHARED DISPOSITIVE POWER

                                            2,791,072
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,791,072
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.10%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

T. GARY ROGERS AND KATHLEEN T. ROGERS
CUSIP NO. 261878-10-2

                                  SCHEDULE 13G


Item 1(a).    Name of Issuer: Dreyer's Grand Ice Cream, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

                                    5929 College Avenue
                                    Oakland, California  94618

Item 2(a).    Name of Person Filing:    T. Gary Rogers and his wife, Kathleen T.
                                        Rogers

Item 2(b).    Address of Principal Business Office:

                                    5929 College Avenue
                                    Oakland, California  94618

Item 2(c).    Citizenship:      United States

Item 2(d).    Title of Class of Securities:  Common Stock, $1.00 Par Value

Item 2(e).    CUSIP Number:     261878-10-2

Item 3.       Not applicable.

Item 4.       Ownership:

              (a)     Amount Beneficially Owned as of December 31, 2001:
                      3,712,530

              (b)     Percent of Class: 10.50%

              (c)     Number of shares as to which such person has:

                      (i)        Sole power to vote or to direct the vote:
                                 898,660(1)

                      (ii)       Shared power to vote or to direct the vote:
                                 2,791,072(2)

                      (iii) Sole power to dispose or to direct the disposition of: 921,458(1)(3)

                      (iv) Shared power to dispose or to direct the disposition of: 2,791,072(2)

           (1) Includes 898,660 shares that Mr. Rogers has the right to acquire within sixty (60) days of December 31, 2001 pursuant to the Issuer's stock option plans.

           (2) These shares are held directly by Mr. Rogers and his wife, Kathleen T. Rogers, as Co-trustees of family trusts.

           (3) Includes 22,798 shares held in Mr. Rogers' account in the Issuer's 401(k) Savings Plan.

T. GARY ROGERS AND KATHLEEN T. ROGERS
CUSIP NO. 261878-10-2

                                  SCHEDULE 13G

Item 5.    Ownership of Five Percent or Less of Class: Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           2,591,072 and 200,000 of the shares reported herein are held by Mr. Rogers and his wife as Co-trustees of the Rogers Revocable Trust and the Four Rogers Trust, respectively.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: Not applicable.

Item 8. Identification and Classification of Member of the Group: Not applicable.

Item 9.    Notice of Dissolution of Group: Not applicable.

Item 10.   Certification: Not applicable.

                        Signature.

                            After reasonable inquiry and to the
                        best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                        Date: February 8, 2002.


                                         /s/ T. Gary Rogers
                                         -----------------------------------
                                         T. Gary Rogers, individually and as
                                         Co-trustee of the Rogers Revocable
                                         Trust and the Four Rogers Trust

                                         /s/ Kathleen T. Rogers
                                         -------------------------------------
                                         Kathleen T. Rogers, individually and
                                         as Co-trustee of the Rogers Revocable
                                         Trust and the Four Rogers Trust



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)